I\UNERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT made as of May 10,2005, the effective date of this Agreement.

BETWEEN:	Western Geoscience, Inc. PO Box 408, Mina, Nevada, 89422 (As to a 50% interest)

And

James H. Meyers P.O. Box 257, Mina, Nevada, 89422 (As to a 50% interest)

(The "Optionors")

OF THE FIRST PART AND:	Mosquito Consolidated Gold Mines Limited 301-455 Granville Street Vancouver, British Cohunbia V6C lTl

(The "Optionee ")

OF THE SECOND PART WHEREAS:

A. The Optionors is the owner of a l00% interest in the Pine Tree unpatented mineral claims (the "Claims") located in Mineral County, Nevada and more particularly described in Appendix I;

B. The Optionors has agreed to grant an option to purchase the Claims to the  Optionee;

WITNESS THAT in consideration of the payment of $1.00 by cash to the Optionors, receipt of which is hereby acknowledged, and other good and valuable consideration, the parties mutually covenant and agree as follows:
SECTION 1 - ACQUISITION OF CLAIMS

1.1 The Optionee will make the following advance net smelter royalty cash payments  to the Optionors:

a)  $10,000.00 within 7 days of signing,

b)  $10,000.00 upon approval of the TSX-Venture Exchange,

c) $25,000.00 on the first anniversary of this Agreement.

d) $35,000.00 on the second anniversary of this Agreement,

e) $50,000.00 on the third anniversary of this Agreement,

f) $125,000.00 on the fourth anniversary of this Agreement.

g) $25,000.00 on the fifth anniversary of this Agreement and each year thereafter until a total of $2,000,000.00 has been paid to the Optionors under this paragraph 1.1 and paragraph 1.3 after which the 2% net smelter return shall be reduced to a 0.5% (a one half percent) net smelter return.

1.2  The Optionee will issue 300,000 common shares of Mosquito Consolidated Gold Mines Limited to the Optionors as follows:

a)  50,000 shares upon approval of this Agreement by the TSX-Venture. Exchange (the "TSX")

b) 50,000 shares on the first anniversary of this Agreement; and

c) 60,000 shares on the second anniversary of this Agreement; and

d) 60,000 shares on the third anniversary of this Agreement; and

e) 80,000 shares on the fourth anniversary oftrus Agreement.

1.3 At any time within 2 years of the approval of the TSX-Venture Exchange, the Optionee may purchase all and any rights and interests contained in this Agreement and owned by to the Optionors for a one time payment of $1,000,000.00 (One million dollars) to the Optionors.

Upon the payment of the $1,000,000.00 and the transfer of the Optionors interests to the Optionee, all obligations of the Optionee and the Optionors to each other with the exception of the shares described in paragraph 1.2, shall cease.

1.4  a)  The Optionors will receive a 2% net smelter return royalty a described in paragraph 1.1 (g) from all minerals, concentrates or other products ("Products") mined or milled from the Claims, payable quarterly, by negotiable instrument, in accordance with sale receipts of Products during the immediately preceding quarter.

b) For the purpose of this Agreement, "net smelter return" means the total gross sale proceeds received by or credited to the Optionee for Products, less only:

(i) all actual costs incurred by the Optionee for transportation of the Products to the point or points of sale including Insurance:

(ii) all sampling, assaying, weighing, treatment or processing,  milling, smelter or refining charges, or penalties which are charged by the purchaser to the Optionee except those deducted by the purchaser directly from the proceeds of sale: and

 (iii) All taxes levied upon production or severance of the Products, or upon the sale upon which the net smelter return is computed. There shall be no deduction for cost of any treatment, processing or beneficiation by or on behalf of the Optionee.

(c) Any net smelter return proceeds received by the Optionors prior to the payment of the full $2,000,000.00 payable under paragraph 1.1 will be credited to the Optionee as payments to the Optionors under paragraph 1.1.

1.5  Upon payment of the full amount under paragraph 1.1 and issuance of the shares under paragraph 1.2 the Optionee will have earned a 1.00% interest in the Claims, subject only to the net smelter return interest retained by the Optionors under paragraph 1.3.

1.6  Upon execution of this Agreement the Optionors will deposit registerable transfer documents transferring the Claims to Optionee in trust with the solicitors for the Optionee, to be held by such solicitors until either:

(a) the Optionee has earned 100% interest in the Claims, at which time the documents will be released to the Optionee for filing with the appropriate mining authorities; or

(b) This Agreement has been terminated under Section 6, at which time the  documents will be returned to the Optionors.

1.7 All payments and shares issued to the Optionors shall be made in the individual names of the Optionors.

1.8 If any of the parties of this Agreement acquire any property within 2 miles of the boundary of the claims, this property will form part and be subject to the terms and conditions of this Agreement.

SECTION 2 - WORK COMMITMENT

2.1
(a)  The Optionee must incur exploration and development expenses in the amount of$50,000.00 in the first year of this Agreement and $100,000.00 per year for the next four year. All expenses incurred in exploration and development may be carried forward and credited to subsequent years obligations.

(b) The Optionee will pay all costs of exploration and development of the Claims and expenses to keep the Claims in good standing from the date of execution of this Agreement until it has earned a 100% interest in the Claims under paragraph 1.4 or this Agreement has been tenninated under subsection 6.2.

SECTION 3 - REPRESENTATIONS AND WARRANTIES OF THE OPTIONORS

3.1   The Optionors represents and warrants to the Optionee that:

(a)	it is the beneficial owner of all of the Claims, free and clear of all liens, charges and claims of others and no taxes or rentals are due in respect of any part thereof;

(b)	the Claims are duly and validly located and recorded pursuant to the laws of the jurisdiction in which they are situate and are in good standing;

(c)
to the best of its knowledge there is no claim or challenge against or to the ownership of or title to any of the Claims, nor to the best of its knowledge is there any basis therefor and there are no outstanding Agreements or options to acquire or purchase the Claims or any portion thereof, and no person has any royalty or other interest whatsoever in production from any of the Claims; and

(d)	To the best of its knowledge, there are no restrictions on exploitation of minerals on the Claims.

3.2  The representations and warranties contained in this section are provided for the exclusive benefit of the Optionee who at any time without prejudice to its right in respect of any other breach of the same or any other representation or warranty and the representations and warranties contained in this section shall survive the execution hereof.

SECTION 4 - REPRESENTATIONS AND WARRANTIES OF OPTIONEE

4.1 the Optionee represents and warrants to the Optionors that:

(a)	it will save the Optionors harmless in respect of all claims, liabilities and expenses arising out of the Optionee 's activities on the Claims;

(b)
it will employ due diligence and best efforts to raise the funds necessary to conduct exploration and development of the Claims to obtain the approval of the TSX to the release of shares under paragraph 1.2;

(c)	it will keep the Claims in good standing; and

(d)	it will do all work on the Claims in good and minerlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any governmental authority.

SECTION 5 - SUBJECT CLAUSES

5.1  The obligations of the Optionee under this Agreement are subjects to receipt by the Optionee of a favourable independent engineering report on the Claims indicating the Claims have a potential which is acceptable to the Optionee and receipt of an acceptable title opinion.

SECTION 6 - DEFAULT AND TERMINATION

6.1  In the event of a default by the Optionee in the performance of its obligations under this Agreement; this Agreement will entitle the Optionors, at its sole option, to terminate this Agreement if the default is not remedied by the Optionee within 30 days of receiving written notice of the default from the Optionors

6.2  The Optionee may terminate this Agreement by giving the Optionors 30 days' written notice of termination.

SECTION 7 - FORCE MAJEURE

7.1  Neither party will be in default under this Agreement by reason of its failure to perform or delay in the performance of its obligations if such failure or delay is caused by acts of God, government laws and regulations, regulatory authorities, strikes, lockouts, war or any other cause beyond its control and without its fault or negligence. The party subject to force majeure will give the other party notice of the same within 10 . days of its knowledge of such failure or delay and will report monthly thereafter upon its reasonable efforts or progress to end the same.

7.2  Where either party has failed or delayed performance as a result of any of the causes (the "Cause") specified in paragraph 7.1, the other party may elect to cease to perform its obligations under this Agreement as long as the Cause is subsisting.

SECTION 8 - NOTICES

8.1  Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be sent by prepaid registered mail deposited in a Post Office in Canada addressed to the party entitled to receive the same, or delivered to such party as follows:

If to the Optionors:

Western Geoscience, Inc.
PO Box 408, Mina, Nevada, 89422

And

James H. Meyers
P.O. Box 257, Mina, Nevada, 89422

AND:

If to the Optionee;

Mosquito Consolidated Gold Mines Limited
301-455 Granville Street
Vancouver, British Columbia
Canada,V6C ITI

The date of receipt of such notice, demand or other communication shall be the date of delivery thereof if delivered, or, if given by registered mail as aforesaid, shall be deemed conclusively to be the tenth day after the same shall have been so mailed except in the case of interruption of postal services for any reason whatever, in which case the date of receipt shall be the date on which the notice, demand or other communication is actually received by the addressee.

8.2  Either party may at any time and from time to time notify the other party in writing of a change of address and the new address to which notice shall be given to it thereafter until further change.

SECTION 9 - GENERAL

9.1  All references to monetary amounts in this Agreement are in United States Dollar currency.

9.2  This Agreement will supersede and replace any other Agreement or arrangement, whether oral or written, heretofore existing between the parties in respect of the subject matter of this Agreement.

9.3  No consent or waiver expressed, or implied by either party in respect of any breach or default by the other in performance by such other of its obligations hereunder will be deemed or construed to be a consent to or a waiver of any other breach or default.

9.4  The parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement.

9.5  If there is a disagreement or dispute between the parties with respect to this Agreement or its interpretation, the same will be referred to an arbitrator appointed pursuant to the Commercial Arbitration Act of British Columbia, and the determination of such arbitrator will be final and binding on the parties.

9.6  This Agreement may not be assigned by either party without the written consent of the other party. This consent may not be unreasonably withheld.

In the event that the Optionee sells, assigns or creates a joint venture with any arms length third party within 24 months of the effective date of this Agreement; the Optionee will pay to the Optionors 20% (twenty percent) of the shares received by the Optionee from any third party with regard to the sale, assignment or joint venture of any interest in the claims.

9.7  This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

9.8  This Agreement will be construed in accordance with the laws in force from time to time in the Province of British Columbia, except with respect to matters regarding title to the Claims, to which the law of the State of Nevada will apply, and any proceeding commenced or maintained in respect of this Agreement will be so commenced and maintained in the court of appropriate jurisdiction in the City of Vancouver, British Columbia

IN WITNESS WHEREOF this Agreement has been executed by the parties as of the day and year first above written.

COUNTY OF WASHOE	)
)ss
STATE OF NEVADA	)

On this 10th day of May, 2005, Brian A. McClay personally appeared before me, a , Notary Public and acknowledged that he executed the above Option Agreement in his .} Gapacity of President of Mosquito Consolidated Gold Mines Limited, as indicated above, on behalf of said Corporation and that the Corporation executed same.

SAM N. OKORIE
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 94-3760-2 - Expires July 23, 2008

Notary Public

**COUNTY OF WASHOE )**
**) ss**
**STATE OF NEVADA )**

On this 10th day of May, 2005, **Thomas L. Evans** personally appeared before me, a Notary Public and acknowledged that he executed the above Option Agreement in his capacity of President of **Western Geoscience Inc.**, as indicated above, on behalf of said Corporation and that the Corporation executed same.

SAM N. OKORIE
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 94-3760-2 - Expires July 23, 2008

**Notary Public**

**COUNTY OF WASHOE )**
**) ss**
**STATE OF NEVADA )**

SAM N. OKORIE
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 94-3760-2 - Expires July 23, 2008

**Notary Public**

APPENDIX I

PINE TREE PROPERTY

Claims are located in Sections 7,8 17 and 18; T6N, R36E,
MDBM Mineral County, Nevada
Claim Name	BLM Serial No.	County Inst. No.
PT-l	883981	131376
;~pr-2	883982	131377
~"	883983	131378
PT'""3	883984	131379
')'P1:i4	883985	131380
PT~5

PT-6 thru PT-15 Claims have been staked but not recorded and are to be part of Agreement.